Exhibit 99.5

Information for participants in the Shell Transport Nominee Service

Unification of Shell Transport and Royal Dutch

Information for participants in the Shell Transport Nominee Service

On October 28, 2004, the Shell Transport Board and the Royal Dutch Boards announced that they had unanimously agreed, in principle, to propose to shareholders the unification of Shell Transport and Royal Dutch under a single new parent company, Royal Dutch Shell plc. Shell Transport is now asking shareholders to vote on the proposed unification at meetings to be held on June 28, 2005.

This leaflet sets out information on:

–	the process for voting on these proposals;

–	how and when you will receive your new Royal Dutch Shell Shares; and

–	where to obtain further information.

Enclosed with this leaflet are a number of other documents:

–	the Scheme Document that provides details of the proposals for the unification of Shell Transport and Royal Dutch;

–	a white voting instruction card for the Court Meeting;

–	a yellow voting instruction card for the Shell Transport EGM;

–	a document request form; and

–	a dividend currency election form.

Before deciding what course of action to take, it is important that you read the details of the transaction set out in the Scheme Document and, in particular, the explanatory statement set out in Part 2.

The purpose of this leaflet and the Scheme Document is to provide you with brief details of the transaction and to allow you to take the necessary action in relation to it. However, for those who require or would like additional information, two longer, more detailed documents have been prepared (the Long Form Scheme Document, which contains the Scheme, and the Listing Particulars). These documents are available at www.shell.com/unification or on request. Details of how you can request copies of these documents are set out on page 5 of this leaflet.

Capitalised words in this leaflet have the meanings given in Part 5 of the Scheme Document.

Voting Information

What are the meetings?

Three separate shareholder meetings will be held on June 28, 2005:

The Shell Transport annual general meeting

Details of this meeting will be sent to you separately.

The Court Meeting

The Court Meeting is a meeting of Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants and is convened by the High Court under the Companies Act as part of the formal procedure for approving the Scheme of Arrangement which forms part of the proposals for the unification of Shell Transport and Royal Dutch. Details of the Scheme are contained in the Scheme Document. The formal notice for the Court Meeting is set out in Part 6 of the Scheme Document.

The Shell Transport extraordinary general meeting (Shell Transport EGM)

The Shell Transport EGM will consider resolutions to approve and implement the Scheme and related proposals. The notice for this meeting is set out in Part 7 of the Scheme Document.

The Shell Transport annual general meeting will commence promptly at 11am, the Court Meeting at 12 noon (or as soon thereafter as the Shell Transport annual general meeting concludes or is adjourned) and the Shell Transport EGM at 12.10pm (or as soon thereafter as the Court Meeting concludes or is adjourned).

Where are the meetings?

All three meetings will be held at ExCeL, 1 Western Gateway, Royal Victoria Dock, London E16 1XL.

Speaking and Voting at the Court Meeting and the Shell Transport EGM

The Shell Transport Corporate Nominee has appointed you as its proxy in respect of the number of Shell Transport Ordinary Shares that it holds on your behalf. You therefore have the right to attend the Court Meeting and the Shell Transport EGM. In accordance with the Shell Transport Articles, as you are a proxy, you will not be entitled to speak at the Court Meeting or the Shell Transport EGM or to vote on a show of hands at either of them. You may, however, vote on a poll and all resolutions at both the Court Meeting and the Shell Transport EGM will be decided on a poll rather than on a show of hands.

For every four Shell Transport Ordinary Shares that the Shell Transport Corporate Nominee holds on your behalf as at 6pm on June 26, 2005, you will be entitled to one vote on each poll.

You are entitled to vote on all resolutions proposed at the Court Meeting and the Shell Transport EGM, including on the resolutions in respect of the repayment of the Shell Transport Preference Shares.

Voting instructions

As you will be a proxy for the Shell Transport Corporate Nominee, you may not appoint a proxy for yourself. However, you can tell the Shell Transport Corporate Nominee how you wish it to cast the votes to which it is entitled on the Shell Transport Ordinary Shares that it holds on your behalf by completing and returning the white voting instruction card for the Court Meeting and the yellow voting instruction card for the Shell Transport EGM.

Before completing the white voting instruction card for the Court Meeting and the yellow voting instruction card for the Shell Transport EGM, please read the explanatory notes on those cards.

The completion and return of a voting instruction card will not prevent you from attending and voting in person at either the Court Meeting or the Shell Transport EGM, or at any adjournment of either of those meetings, if you wish to do so. You are therefore encouraged to complete and return both voting instruction cards whether or not you plan to attend either, or both, meetings.

Voting instructions for the Court Meeting

If you do not return the white voting instruction card, or you do not give a specific instruction to vote either FOR or AGAINST the Scheme by signing in the appropriate box on the white voting instruction card, the Shell Transport Corporate Nominee will not cast any votes at the Court Meeting in respect of the Shell Transport Ordinary Shares it holds on your behalf.

Voting instructions for the Shell Transport EGM

If you do not return the yellow voting instruction card, or you do not indicate your voting instructions in respect of any resolution by placing an “X” in the appropriate boxes and signing at the bottom of the yellow voting instruction card, the Shell Transport Corporate Nominee will not cast any votes at the Shell Transport EGM in respect of the Shell Transport Ordinary Shares it holds on your behalf in respect of that particular resolution.

Posting details

The voting instruction cards have the reply-paid address printed on the reverse. Once completed, you should tear off the return section of each card and put it in the post. If you would prefer, you may return the voting instruction cards in an envelope (please do not fold) addressed, in the case of the white voting instruction card, to Lloyds TSB Registrars, FREEPOST SEA 7137, The Causeway, Worthing, West Sussex BN99 6AB and, in the case of the yellow voting instruction card, to Lloyds TSB Registrars, FREEPOST SEA 7140, The Causeway, Worthing, West Sussex BN99 6AG. A postage stamp is not required if posted in the United Kingdom. Each voting instruction card, to be valid, must be received no later than 4pm on June 23, 2005 (faxes will not be accepted). If the voting instruction card for the Court Meeting or the Shell Transport EGM is not lodged by this time, the instruction for that meeting will be invalid.

Electronic voting instructions

You may alternatively register your voting instructions electronically by logging on to the website at www.sharevote.co.uk. Full details of the procedure are set out on that website. You will need to have your white and yellow voting instruction cards to hand when you log on. The voting instructions must be received no later than 4pm on June 23, 2005 for both the Court Meeting and the Shell Transport EGM. If you use this service, you will be subject to the terms and conditions of its use which are available on the sharevote website.

Returning the voting instruction cards or registering your voting instructions electronically will not prevent you from attending in person and voting at the meetings. In the event of a poll on which you vote in person, any votes cast by the Shell Transport Corporate Nominee in respect of the Shell Transport Ordinary Shares which it holds on your behalf will be excluded.

Attending the meetings

If you plan to attend either or both the Court Meeting and the Shell Transport EGM, please keep the white admission form (for the Court Meeting) and the yellow admission form (for the Shell Transport EGM) and bring them with you to the meetings. When you arrive at ExCeL on June 28, 2005 to attend the meetings, you should hand the admission forms in at the proxy registration desk. If you do not bring the white admission form to the Court Meeting and the yellow admission form to the Shell Transport EGM, you will still be able to attend the meetings but it will delay the registration process when you arrive.

Joint participants

If the Shell Transport Corporate Nominee holds Shell Transport Ordinary Shares for you and other people jointly, each of you may attend the Court Meeting and the Shell Transport EGM. However, if more than one of you votes, the only vote which will count is the vote of the person who is listed first on the register maintained by the Shell Transport Corporate Nominee.

Level of approval required at the Court Meeting

The approval required at the Court Meeting is that the Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants voting in favour of the Scheme must:

–	represent a majority in number of the Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants present and voting in person or by proxy at the Court Meeting; and

–	represent not less than three-fourths in value of the Shell Transport Ordinary Shares held by the Shell Transport Ordinary Shareholders present and voting in person or by proxy at the Court Meeting and to which holders of Shell Transport Bearer Warrants present and voting in person or by proxy are entitled.

The first test is therefore concerned with the number of registered Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants attending and voting at the Court Meeting and the second test relates to the number of Shell Transport Ordinary Shares held by those shareholders and the number of Shell Transport Ordinary Shares to which those holders of Shell Transport Bearer Warrants are entitled.

Each registered holder of Shell Transport Ordinary Shares and each holder of Shell Transport Bearer Warrants will count as one Shell Transport Ordinary Shareholder for the purpose of the first test regardless of how many Shell Transport Ordinary Shares that registered shareholder owns or to which that holder of Shell

Transport Bearer Warrants is entitled. However, participants in the Shell Transport Nominee Service are not registered as Shell Transport Ordinary Shareholders. The Shell Transport Ordinary Shares held by the Shell Transport Corporate Nominee are entered as a single registered holding in Shell Transport’s register of members in the name of the Shell Transport Corporate Nominee. Therefore, the votes cast by participants in the Shell Transport Nominee Service at the Court Meeting will be aggregated and treated as the vote of one Shell Transport Ordinary Shareholder for the purpose of determining the statutory majority under the first test. That one vote will not be counted if some participants in the Shell Transport Nominee Service vote in favour of the Scheme and some against it in that the votes for and against the Scheme will cancel each other out. For the purpose of the second test, the votes of the participants in the Shell Transport Nominee Service will be treated in the same way as the votes of Shell Transport Ordinary Shareholders.

Royal Dutch Shell Shares

Royal Dutch Shell has arranged for the RDS Corporate Nominee to provide a nominee service on similar terms to the Shell Transport Nominee Service in which you currently participate.

In accordance with the terms of the Shell Transport Nominee Service, it has been arranged for the “B” Shares to which you are entitled to be held by the RDS Corporate Nominee on your behalf through CREST in accordance with the terms and conditions of the Royal Dutch Shell Nominee Service.

A statement of entitlement detailing the number of “B” Shares held on your behalf by the RDS Corporate Nominee will be sent by first class post to you at your address as it appears in the register of participants maintained by the Shell Transport Corporate Nominee at the Scheme Record Time.

If you participate in the Shell Transport Nominee Service jointly with one or more people, the statement of entitlement will be sent to the joint holder whose name is listed first in the register of participants maintained by the Shell Transport Corporate Nominee in respect of that joint holding or in accordance with any special instructions that have previously been given regarding communications. Your statement of entitlement will be sent to you within 14 days of the Effective Date (expected to be July 20, 2005). If you would prefer a share certificate, you can return the request form (which you will receive with your statement of entitlement), asking that your “B” Shares be transferred into your name so that you will be the registered holder. You will then receive a certificate in respect of your “B” Shares.

As is currently the case with the Shell Transport Ordinary Shares to which you are entitled, unless you request a share certificate, you will not be the registered holder of the “B” Shares to which you are entitled under the Scheme since they will be registered in the name of the RDS Corporate Nominee. Therefore, in order to allow you to exercise rights relating to the “B” Shares, Royal Dutch Shell has entered into an agreement with the RDS Corporate Nominee requiring the RDS Corporate Nominee to ensure that, from the Effective Date, you will:

–	receive notices of, and be able to attend and speak at, all general meetings of Royal Dutch Shell;

–	be able to give directions as to voting at all general meetings of Royal Dutch Shell;

–	have made available to you and be sent, at your request, copies of the Royal Dutch Shell annual report and accounts and all the other documents issued to shareholders by Royal Dutch Shell;

–	be able to receive dividends via the RDS Corporate Nominee;

–	be able to participate in capital events in the same manner as other holders of “B” Shares; and

–	be treated in the same manner as holders of registered “B” Shares in respect of all other rights attaching to “B” Shares,

in each case, so far as is possible in accordance with certain legislation and other applicable law.

If you are an overseas shareholder, it is your responsibility to satisfy yourself as to the legality and practicality in your country of holding your “B” Shares through the RDS Corporate Nominee.

For so long as you retain “B” Shares in the account of the RDS Corporate Nominee, Royal Dutch Shell will ensure that the RDS Corporate Nominee sends you a statement of your holdings of “B” Shares at least once a year.

You will be entitled at any time to ask for the “B” Shares which the RDS Corporate Nominee holds on your behalf to be transferred into your own name so that you are the registered holder and you will then receive a share certificate in respect of your “B” Shares.

Royal Dutch Shell reserves the right to issue ‘‘B’’ Shares in certificated form for all or any Shell Transport Ordinary Shares if, for any reason, it wishes to do so.

Dividend Currency Election

Royal Dutch Shell has stated that it will declare its dividends in euro but dividends declared on “B” Shares will be paid in pounds sterling. However, if you prefer, you can elect to receive dividends on your “B” Shares in euro by completing the enclosed dividend currency election form and returning it to Lloyds TSB Registrars, FREEPOST SEA 8882, The Causeway, Worthing, West Sussex BN99 6SP. To be valid for the proposed Royal Dutch Shell 2005 second quarter dividend, this form must be received by 5pm on July 27, 2005. If you choose to make such an election, you will continue to receive dividends on your “B” Shares in euro until you notify Royal Dutch Shell otherwise. If you wish to receive dividends in pounds sterling, you do not need to take any action.

Further Information

The Long Form Scheme Document and the Listing Particulars, which contain detailed information on the transaction, are available on our website, www.shell.com/unification.

Alternatively, if you would like to be sent a free copy of the Long Form Scheme Document and/or the Listing Particulars, please complete and return the Document Request Form.

If you have any questions relating to the actions available to you, the Scheme Document or the completion and return of the enclosed voting instruction cards, please phone our shareholder helpline on Freephone 0800 169 1679 (or, if you are calling from outside the United Kingdom, on +44 1903 276 323). The helpline will be open from Monday to Friday from 8.30am to 5.30pm. For legal reasons, the shareholder helpline will only be able to provide other information contained in the Scheme Document, the Long Form Scheme Document and the Listing Particulars and practical information about how to complete the enclosed forms. It will be unable to give advice on the merits of the transaction or provide any financial or taxation advice.

Questions and Answers

What are the proposals?

On October 28, 2004, the Shell Transport Board and the Royal Dutch Boards announced that they had unanimously agreed, in principle, to propose to shareholders the unification of Shell Transport and Royal Dutch under a single new parent company, Royal Dutch Shell plc. Shell Transport is now asking shareholders to vote on the proposed unification at meetings to be held on June 28, 2005.

Why are these special meetings being held?

The Court Meeting and the Shell Transport EGM are being held to decide whether to approve the Scheme of Arrangement, which forms part of the proposals for the unification of Shell Transport and Royal Dutch, and related proposals. They will take place after the normal Shell Transport annual general meeting.

Who can come to these meetings?

Any participant in the Shell Transport Nominee Service can attend the meetings and vote on a poll as the Shell Transport Corporate Nominee has appointed you as its proxy. In order to speed up registration on arrival, you should bring the white and yellow admission forms with you.

Where are the meetings being held?

All three meetings will take place on June 28 at ExCeL, 1 Western Gateway, Royal Victoria Dock, London E16 1XL.

When do I need to send in my voting instruction cards?

The deadline for receiving the voting instruction cards is 4pm on June 23, 2005.

Can I register my voting instructions electronically?

Yes, you can register your voting instructions by logging on to www.sharevote.co.uk. You need to do this by 4pm on June 23, 2005.

Will I get a share certificate for my “B” Shares?

Only if you request one. Your “B” Share entitlement will be registered in the name of the RDS Corporate Nominee, who will hold them on your behalf and you will not get a share certificate. The RDS Corporate Nominee will send you a statement of your entitlement to “B” Shares within 14 days of the date on which the Scheme becomes effective. When you receive your statement of entitlement you will be given the opportunity to request a share certificate. If you request a share certificate, your “B” Shares will be registered in your name.

What are the advantages of holding my shares through the RDS Corporate Nominee?

–	You will no longer need to keep your share certificate in a safe place, or risk having to pay for a duplicate if your certificate is lost.

–	If you are a UK or a Dutch investor, you will have access to a share dealing service dedicated to the Royal Dutch Shell Nominee Service.

–	Your details will not be held on the main share register and so will not be public.

How is my shareholding in Royal Dutch Shell being calculated?

The Royal Dutch/Shell Group is currently jointly owned by two companies: Royal Dutch and Shell Transport. Royal Dutch has a 60% interest in the Royal Dutch/Shell Group and Shell Transport 40%. The shareholdings in Royal Dutch Shell will be calculated to reflect those 60:40 percentage interests. This means that for every one ordinary share in Shell Transport which is held on your behalf by the Shell Transport Corporate Nominee, you will receive approximately 0.2873 shares in Royal Dutch Shell. As a result of this calculation, following completion, Shell Transport Shareholders1 will own 40% of Royal Dutch Shell’s share capital2, equivalent to their indirect interest in the Royal Dutch/Shell Group at the moment.

What’s the difference between “A” and “B” Shares?

The proposals involve a move from two parent companies (Shell Transport and Royal Dutch) to a single parent company (Royal Dutch Shell) where all the shareholders have identical rights whether they hold “A” Shares or “B” Shares. However, in seeking to preserve the current tax treatment of dividends for all shareholders, Royal Dutch Shell will have “A” Shares and “B” Shares. Shell Transport Shareholders1 will receive “B” Shares and, it is expected, UK-source dividends.

When can I sell my shares?

The last day of dealing in Shell Transport Shares is expected to be July 19, 2005 and the first day you can trade Royal Dutch Shell Shares is expected to be July 20, 2005.

What’s Royal Dutch Shell’s dividend policy?

The Royal Dutch Shell Board has stated that, following completion, it will seek to increase dividends at least in line with inflation over time. The base for the 2005 financial year will be the dividends paid by Royal Dutch in respect of the financial year ended December 31, 2004. After completion, Royal Dutch Shell dividends will be paid on a quarterly basis starting with the dividend for the second quarter of 2005. This dividend is expected to be declared on July 28, 2005 and paid in September 2005.

[1]	Excluding holders of Shell Transport Preference Shares.

[2]	Assuming full acceptance of the Royal Dutch Offer during the Royal Dutch Offer Acceptance Period.

Contact information
Shareholder helpline:
Freephone 0800 169 1679

or, if you are calling from outside the UK,
+44 1903 276 323

Website:
www.shell.com/unification